SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 6)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Tariq Syed Usman

Baring Private Equity Asia V Holding (4) Limited

#13-01 One Raffles Place

Singapore

(65) 6854 1330

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person Baring Private Equity Asia V Holding (4) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,882,295[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,882,295[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,882,295[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.5%
14	Type of Reporting Person (See Instructions) CO

1   All such Class A Shares are directly owned by Baring Private Equity Asia V Holding (4) Limited. On September 4, 2015, the Issuer effected a 1-for-30 reverse stock split. For purposes of this Schedule 13D/A, all share counts reflect such reverse stock split.

2   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person Campus Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 398,152[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 398,152[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 398,152[2]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person (See Instructions) CO

1   All such Class A Shares are directly owned by Campus Holdings Limited.

2   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person The Baring Asia Private Equity Fund V, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,280,447
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,280,447
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,447[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person (See Instructions) PN

1   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person The Baring Asia Private Equity Fund V Co-Investment L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,280,447
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,280,447
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,447[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person (See Instructions) PN

1   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person Baring Private Equity Asia GP V, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,280,447
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,280,447
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,447[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person (See Instructions) PN

1   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person Baring Private Equity Asia GP V Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,280,447
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,280,447
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,447[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person (See Instructions) CO

1   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	Name of Reporting Person Jean Eric Salata
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,280,447
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,280,447
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,280,447[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person (See Instructions) IN

1   Represents aggregate amount of Class A Ordinary Shares deemed to be beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.

Item 1. Security and Issuer

This statement constitutes Amendment No. 6 (this “Amendment”) to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (“Class A Shares”) and the American depositary shares (“ADSs”) of Ambow Education Holding Ltd. (the Issuer), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No.1 filed with the SEC on December 5, 2011, Amendment No. 2 filed with the SEC on March 19, 2012, Amendment No. 3 filed with the SEC on March 15, 2013, Amendment No. 4 filed with the SEC on March 25, 2013 and Amendment No. 5 filed with the SEC on May 15, 2014 (the “Schedule 13D”), on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the “Reporting Persons”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On September 6, 2019, Baring (4) and Campus entered into a Share Purchase Agreement (the “SPA”) with Oriental Eminent Ventures Limited and Infinite Victory Ventures Limited (together, the “Purchasers”), pursuant to which, subject to the terms and conditions of the SPA, Baring (4) has agreed to sell 2,882,295 Class A Shares (including such shares in the form of ADSs) to the Purchasers and Campus agreed to sell 398,152 Class A Shares (including such shares in the form of ADSs) to the Purchasers, for an aggregate purchase price of $3,500,000.00 (the “Purchase Price”), subject to the terms of the SPA. The SPA provides that ten percent (10%) of the Purchase Price be paid on the date of the execution of the SPA and twenty percent (20%) of the Purchase Price be paid ninety (90) calendar days after the date of the execution of the SPA (the “Second Payment Date”).

Provided that the Purchasers have complied with the terms of the SPA, on the Second Payment Date, 288,228 Class A Shares (including such shares in the form of ADSs) held by Baring (4) and 39,816 Class A Shares (including such shares in the form of ADSs) held by Campus will be transferred to the Purchasers.

Provided that the Purchasers have complied with the terms of the SPA, on the date that is 180 calendar days after the date of the execution of the SPA (the “Third Payment Date”), 2,594,067 Class A Shares (including such shares in the form of ADSs) held by Baring (4) and 358,336 Class A Shares (including such shares in the form of ADSs) held by Campus will be transferred to the Purchasers upon payment by the Purchasers of the remaining seventy percent (70%) of the Purchase Price. Following the Third Payment Date, Baring (4) and Campus will each hold zero Class A Shares (including in the form of ADSs). The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the SPA, a copy of which is filed as Exhibit 7.11 and is incorporated herein by reference in its entirety.

In connection with the SPA, Campus and Baring (4) entered into a Settlement Agreement with Dr. Huang and Spin-Rich, pursuant to which the Participation Agreement and the Campus Share Charge were terminated and the Campus Share Charge was released. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, a copy of which is filed as Exhibit 7.12 and is incorporated herein by reference in its entirety.

Pursuant to the Settlement Agreement, Campus and Spin-Rich have entered into an amendment and restatement agreement (the “A&R Agreement”) to amend and restate the Spin-Rich Share Charge on September 9, 2019 (such amended and restated Spin-Rich Share Charge, being the “A&R Spin-Rich Share Charge”), whereby Spin-Rich entered into a charge over 84,734 Class C ordinary shares of the Issuer that it owns in favor of Campus to secure certain agreed secured obligations under the Settlement Agreement, in consideration of Campus’ agreement to enter into the Settlement Agreement. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the A&R Agreement and the A&R Spin-Rich Share Charge, a copy of which is filed as Exhibit 7.13 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Subsections (a), (b) and (d) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Baring (4) directly owns an aggregate of 2,882,295 Class A Shares, which represents in the aggregate approximately 7.5% of the Class A Shares, all of which are directly owned by Baring (4), and Baring (4) has sole voting power and sole dispositive power with respect to such shares. Campus directly owns 398,152 Class A Shares, which represents approximately 1.0% of the Class A Shares deemed to be outstanding and has sole voting power and sole dispositive power with respect to such shares. Baring LP and Baring Co as the joint shareholders of Baring (4) and Campus, may be deemed to beneficially own an aggregate of 3,280,447 Class A Shares, consisting of 2,882,295 Class A Shares beneficially owned by Baring (4) and 398,152 Class A Shares beneficially owned by Campus, which represents in the aggregate approximately 8.5% of the Class A Shares deemed to be outstanding, and have shared voting power and shared dispositive power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, as the general partner of Baring LP and Baring Co, each may be deemed to beneficially own an aggregate of 3,280,447 Class A Shares, consisting of 2,882,295 Class A Shares beneficially owned by Baring (4) and 398,152 Class A Shares beneficially owned by Campus, which represents in the aggregate approximately 8.5% of the Class A Shares deemed to be outstanding, and have shared voting power and shared dispositive power with respect to such shares. Jean Eric Salata, as the sole shareholder of Baring Limited may be deemed to beneficially own an aggregate of 3,280,447 Class A Shares, consisting of 2,882,295 Class A Shares beneficially owned by Baring (4) and 398,152 Class A Shares beneficially owned by Campus, which represents in the aggregate approximately 8.5% of the Class A Shares deemed to be outstanding, and has shared voting power and shared dispositive power with respect to such shares. Jean Eric Salata disclaims beneficial ownership of the Class A Shares owned by Baring (4) and Campus except to the extent of his economic interest.

(d) Pursuant to the A&R Spin-Rich Share Charge, unless and until an enforcement event has occurred, (i) Spin-Rich shall be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property (as defined therein) and dividends or other distributions received thereon by Spin-Rich (collectively, the “Spin-Rich Charged Property”) or any part thereof charged in favor of Campus. Any dividends, interest or other moneys or assets accruing on or in respect of the Spin-Rich Charged Property or any part thereof shall, in any event, not be distributed to Spin-Rich shareholders until the security created by the A&R Spin-Rich Share Charge is discharged in full.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.11     Share Purchase Agreement, dated September 6, 2019.

Exhibit 7.12     Settlement Agreement, dated September 6, 2019.

Exhibit 7.13     A&R Agreement and A&R Spin-Rich Share Charge, dated September 9, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2019

Baring Private Equity Asia V Holding (4) Limited

By:	/s/ Tariq Syed Usman
Name:	Tariq Syed Usman
Title:	Alternate Director to Caroline Baker

Campus Holdings Limited

By:	/s/ Tariq Syed Usman
Name:	Tariq Syed Usman
Title:	Alternate Director to Caroline Baker

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata